

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 5, 2021

Darlene Deptula-Hicks
Chief Financial Officer
F-star Therapeutics, Inc.
Eddeva B920
Babraham Research Campus
Cambridge, CB22 3AT, United Kingdom

> **Re: F-star Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 31, 2021**
> **File No. 333-254884**

Dear Ms. Deptula-Hicks:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William C. Hicks, Esq.